                                GRIST MILL LOGO

                               21340 Hayes Avenue
                           Lakeville, Minnesota 55044

                                 March 18, 1998

Dear Stockholders:

     By now you are probably aware that on March 10, 1998, Grist Mill Co. (the "Company") entered into an Agreement and Plan of Merger (the "Merger Agreement") with International Home Foods, Inc., IHF/GM Holding Corporation and IHF/GM Acquisition Corporation that provides for the acquisition of the common stock of the Company at a price of $14.50 per share. Under the terms of the proposed transaction, IHF/GM Acquisition Corporation, a wholly owned direct subsidiary of IHF/GM Holding Corporation and a wholly owned indirect subsidiary of International Home Foods, Inc. has commenced a tender offer for all outstanding shares of the Company's common stock at $14.50 per share, in cash net to seller.

     YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT, THE OFFER BY IHF/GM ACQUISITION CORPORATION AND THE SUBSEQUENT MERGER OF THE COMPANY WITH IHF/GM ACQUISITION CORPORATION, AND HAS DETERMINED THAT THE TERMS OF THE OFFER AND THE MERGER ARE FAIR TO THE COMPANY'S STOCKHOLDERS. ACCORDINGLY, THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE COMPANY'S STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES IN THE OFFER.

     Following the successful completion of the tender offer, upon adoption of the Merger Agreement by stockholders of the Company, if required, IHF/GM Acquisition Corporation will be merged with the Company, and all shares not purchased in the tender offer will be converted into the right to receive $14.50 per share in cash in the merger without interest.

     In arriving at its recommendations, the Board of Directors gave careful consideration to a number of factors. These factors included the opinion of ABN AMRO Incorporated that, as of March 10, 1998, the consideration to be received by the Company's stockholders in the transaction is fair, from a financial point of view, to the Company's stockholders.

     Accompanying this letter is a copy of the Company's
Solicitation/Recommendation Statement on Schedule 14d-9. Also enclosed is the Offer to Purchase and related materials, including a Letter of Transmittal, of IHF/GM Acquisition Corporation, for use in tendering shares. I urge you to read the enclosed materials carefully.

                                          Very truly yours,
                                          GLEN S. BOLANDER

                                          Glen S. Bolander
                                          Chief Executive Officer and President